UNITED STATES OF AMERICA
                                      before the
                          SECURITIES AND EXCHANGE COMMISSION




PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



In the Matter of


SOUTHWESTERN ELECTRIC POWER COMPANY             REPORT FOR PERIOD
Shreveport, Louisiana 71156                     October 1, 1997 TO
                                                December 31, 1997
PUBLIC SERVICE COMPANY OF OKLAHOMA              PURSUANT TO RULE 24
Tulsa, Oklahoma 74102

CENTRAL POWER AND LIGHT COMPANY
Corpus Christi, Texas 78401

File No. 70-5741




This report is filed by Southwestern Electric Power Company (SWEPCO) on behalf of itself, Public Service Company of Oklahoma (PSO) and Central Power and Light Company (CPL) pursuant to Rule 24 promulgated under the Public Utility Holding Company Act of 1935 by the Securities and Exchange Commission pursuant to Sections 6(a), 7, 9(a) and 10 of said Act. SWEPCO's, PSO's and CPL's Application-Declaration, as further amended by post-effective amendments, in this matter proposed the filing by SWEPCO of quarterly reports to the Commission, pursuant to Rule 24 of the Act, providing as to the activities during each quarter: (a) total number of rail cars serviced by month for each of SWEPCO, PSO and CPL; (b) the amount of expenditures by month for direct labor cost, direct material cost, and indirect expenses for each of SWEPCO, PSO and CPL; (c) computation by month of allocated cost to be shared by SWEPCO, PSO and CPL on the basis of the "Cost Ratio", and (d) copies of the monthly reports furnished by SWEPCO to PSO and CPL detailing the work and charges associated with PSO and CPL rail cars assigned to the facility which were repaired during the previous month, within the context of the Rail Car Maintenance Facility Agreement between SWEPCO, PSO and CPL. This report covers the period October 1, 1997 through December 31, 1997.


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FOURTH QUARTER 1997
SWEPCO RAIL CAR MAINTENANCE FACILITY
RULE 24 REPORT

A. NUMBER OF RAIL CARS SERVICED

                               SWEPCO        PSO          CPL          TOTAL
   OCTOBER                       344         100                        444
   NOVEMBER                      281         214          164           659
   DECEMBER                      143         194                        337
   TOTAL                         768         508          164         1,440

B. AMOUNT OF EXPENDITURES
   DETAIL                      SWEPCO        PSO          CPL          TOTAL
     DIRECT LABOR
       OCTOBER                $40,489.96   $10,869.62                $51,359.58
       NOVEMBER                57,525.21    14,391.21    4,150.38     76,066.80
       DECEMBER                19,247.29    22,173.53                 41,420.82
       TOTAL                 $117,262.46   $47,434.36   $4,150.38   $168,847.20

     DIRECT MATERIAL
       OCTOBER               $161,875.60   $32,756.51               $194,632.11
       NOVEMBER               220,261.41    58,087.36                278,348.77
       DECEMBER               101,919.57   132,917.88                234,837.45
       TOTAL                 $484,056.58  $223,761.75       $0.00   $707,818.33

     OTHER DIRECT EXPENSES
       OCTOBER                ($6,283.80)  $16,344.58                $10,060.78
       NOVEMBER                  (544.77)   31,566.82    1,108.26     32,130.31
       DECEMBER               (18,971.38)   (3,726.08)   2,017.03    (20,680.43)
       TOTAL                 ($25,799.95)  $44,185.32   $3,125.29    $21,510.66

     INDIRECT EXPENSES SHARED ON
     COST RATIO
       OCTOBER                $28,948.87    $7,769.63                $36,718.50
       NOVEMBER                67,371.34    16,854.43    4,860.77     89,086.54
       DECEMBER                35,192.49    40,542.94                 75,735.43
       TOTAL                 $131,512.70   $65,167.00   $4,860.77   $201,540.47

     TOTAL EXPENDITURES
       OCTOBER               $225,030.63   $67,740.34               $292,770.97
       NOVEMBER               344,613.19   120,899.82   10,119.41    475,632.42
       DECEMBER               137,387.97   191,908.27    2,017.03    331,313.27
       TOTAL                 $707,031.79  $380,548.43  $12,136.44 $1,099,716.66

C. COMPUTATION OF COST RATIO   SWEPCO        PSO          CPL          TOTAL
     OCTOBER 1997
       DIRECT LABOR           $40,489.96   $10,869.62       $0.00    $51,359.58
       COST RATIO             78.84%       21.16%           0.00%    100.0%

     NOVEMBER 1997
       DIRECT LABOR           $57,525.21   $14,391.21   $4,150.38    $76,066.80
       COST RATIO             75.62%       18.92%       5.46%        100.0%

     DECEMBER 1997
       DIRECT LABOR           $19,247.29   $22,173.53       $0.00    $41,420.82
       COST RATIO             46.47%       53.53%           0.00%    100.0%

D. COPIES OF MONTHLY REPORTS

Copies of the monthly statements furnished by SWEPCO to PSO and CPL detailing charges associated with PSO and CPL rail cars are attached as Exhibits 1, 2 and 3.

                                S I G N A T U R E




As required by Order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Southwestern Electric Power Company has duly caused this report to be signed on its behalf on this the 30th day of January, 1998.


                              SOUTHWESTERN ELECTRIC POWER COMPANY




                              By    /S/ R. RUSSELL DAVIS

                                        R. Russell Davis
                                        Controller and
                                         Chief Accounting Officer

                                  INDEX TO EXHIBITS




 Exhibit                                                           Transmission
 NUMBER                          EXHIBIT                              METHOD


   1            October 1997 statement furnished by SWEPCO to      Electronic
                   PSO and CPL detailing PSO and CPL's rail car charges

   2            November 1997 statement furnished by SWEPCO to     Electronic
                   PSO and CPL detailing PSO and CPL's rail car charges

   3            December 1997 statement furnished by SWEPCO to     Electronic
                   PSO and CPL detailing PSO and CPL's rail car charges